UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IRELAND INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46267T 10 7

(CUSIP Number)

March 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267T 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth Greif

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

3,201,150

	6	SHARED VOTING POWER

6,276,924

	7	SOLE DISPOSITIVE POWER

3,201,150

	8	SHARED DISPOSITIVE POWER

6,276,924

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,478,074(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.31%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Consists of the following securities directly held by Kenneth Greif: (i) 2,701,150 shares of common stock and (ii) warrants to purchase 500,000 shares of common stock, plus the following held by The Greif Family Limited Partnership L.P., of which Kenneth Greif may be deemed a beneficial owner and is one of the general partners: (i) 3,138,462 shares of common stock and (ii) warrants to purchase 3,138,462 shares of common stock.

(2) Based on 146,559,542 shares of common stock outstanding as of March 27, 2014 as reported by Ireland Inc. (the “Issuer”) in its Annual Report on Form 10-K filed with the SEC on March 31, 2014 plus warrants to purchase 3,638,462 shares of common stock of the Issuer held by the Reporting Persons.

CUSIP No. 46267T 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Greif Family Limited Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

6,276,924 (1)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

6,276,924 (1)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,276,924(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.10%%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Consists of the following securities directly held by The Greif Family Limited Partnership L.P.: (i) 3,138,462 shares of common stock and (ii) warrants to purchase 3,138,462 shares of common stock.

(2) Based on 146,559,542 shares of common stock outstanding as of March 27, 2014 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 31, 2014 plus warrants to purchase 3,138,462 shares of common stock of the Issuer held by The Greif Family Limited Partnership L.P.

CUSIP No. 46267T 10 7

Item 1.

(a)	Name of issuer:

Ireland Inc.

(b)	Address of issuer’s principal executive offices:

2360 West Horizon Ridge Parkway, Suite 100 Henderson, NV 89052

Item 2.

(a)	Name of person filing:

Kenneth Greif and The Greif Family Limited Partnership L.P. (collectively, the “Reporting Persons”)

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1)

under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

(b)	Address of principal business office or, if none, residence:

The address of all Reporting Persons is 1450 Broadway, 40th Floor, New York, New York 10018

(c)	Citizenship:

Kenneth Greif is a United States citizen. The Greif Family Limited Partnership L.P. is a Delaware limited partnership.

(d)	Title of class of securities:

Common Stock

(e)	CUSIP No.:

46267T 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 46267T 10 7

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Kenneth Greif:

Kenneth Greif directly holds: (i) 2,701,150 shares of common stock and (ii) warrants to purchase 500,000 shares of common stock. In addition, Kenneth Greif may be deemed a beneficial owner and is one of the general partners of The Greif Family Limited Partnership L.P., which directly holds: (i) 3,138,462 shares of common stock and (ii) warrants to purchase 3,138,462 shares of common stock.

The Greif Family Limited Partnership L.P.:

The Greif Family Limited Partnership L.P. directly holds: (i) 3,138,462 shares of common stock and (ii) warrants to purchase 3,138,462 shares of common stock.

(b)	Percent of class: Kenneth Greif: 6.31% The Greif Family Limited Partnership L.P.: 2.10%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Kenneth Greif has sole power to vote 3,201,150 shares of common stock and The Greif Family Limited Partnership L.P. has to sole power to vote 6,276,924 shares of common stock.

(ii)	Shared power to vote or to direct the vote:

As a general partner of The Greif Family Limited Partnership L.P., Kenneth Greif may be deemed to have shared power to vote 6,276,924 shares of common stock.

(iii)	Sole power to dispose or to direct the disposition of:

CUSIP No. 46267T 10 7

Kenneth Greif has sole power to dispose of 3,201,150 shares of common stock and The Greif Family Limited Partnership L.P. has to sole power to dispose of 6,276,924 shares of common stock.

(iv)	Shared power to dispose or to direct the disposition of:

As a general partner of The Greif Family Limited Partnership L.P., Kenneth Greif may be deemed to have shared power to dispose 6,276,924 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each party hereto certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 46267T 10 7

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2014

/s/ Kenneth Greif
Name: Kenneth Greif

The Greif Family Limited Partnership L.P.

By:	/s/ Kenneth Greif
Name: Kenneth Greif
Title: General Partner

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

AGREEMENT TO FILE SCHEDULE 13G JOINTLY

Pursuant to the requirements of Rule 13d-1(k)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13G (or an amendment thereto) relating to shares of Ireland Inc., which Schedule 13G relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

Date: April 22, 2014	/s/ Kenneth Greif
Name: Kenneth Greif

The Greif Family Limited Partnership L.P.

Date: April 22, 2014	By:	/s/ Kenneth Greif
Name: Kenneth Greif
Title: General Partner